AVANTAX INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Avantax Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Olympus Blvd., Suite 100
(No. and Street)

Dallas	**Texas**	**75019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Rod **(972) 870-6000**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- if individual, state last, first, middle name)

2323 Victory Avenue, Suite 2000	**Dallas**	**Texas**	**75219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 11-05)





OATH OR AFFIRMATION

I, Chris Rod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avantax Investment Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

Financial Operation Principal
Title

Notary Public 02/24/2021

CARRIE T. BRAZEAL
Notary Public, State of Texas
Comm. Expires 08-14-2021
Notary ID 129524175

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in section 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVANTAX INVESTMENT SERVICES, INC.

Table of Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587

Report of Independent Registered Public Accounting Firm

To the Board of Directors/Managers of
Avantax Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avantax Investment Services, Inc. (the "Company") as of December 31, 2020 and the related notes (the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2012.

February 26, 2021

AVANTAX INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2020

Assets

Assets:		
Cash and cash equivalents	$	20,100,900
Cash required to be segregated under federal or other regulations		637,482
Commissions and accounts receivable		24,298,080
Deferred expenses		2,626,827
Other assets		2,964,320
Intangibles, net		99,459,309
Goodwill		148,461,302
Total assets	$	298,548,220

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	15,495,698
Amounts due on clearing transactions		637,482
Payable to Parent, net		2,153,422
Deferred revenue		2,476,235
Other liabilities and accrued expenses		1,248,970
Deferred tax liability		23,851,140
Total liabilities		45,862,947

Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		345,855,624
Accumulated deficit		(93,187,823)
Total shareholder's investment		252,685,273
Total liabilities and shareholder's investment	$	298,548,220

See accompanying notes to statement of financial condition.

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition (Continued)

Year ended December 31, 2020

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

Avantax Investment Services, Inc. (the Company), a wholly owned subsidiary of Avantax Wealth Management, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The ultimate parent company of the Parent is Blucora, Inc. (Blucora). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through National Financial Services on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances of $17,427,715 and highly liquid investments with an original maturity of three months or less in the amount of $2,673,185.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $637,482 is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Commissions and accounts receivable

Commissions, including trailers, which are earned but not yet received, are accrued by the Company. The settlement of these commissions occurs on a regular basis and the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. There is no history of payment default and the Company does not anticipate any change to this trend based on current or projected information. Accrued commissions are charged off at either 60 or 90 days depending on the product type.

(e) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and commissions and accounts receivable. These instruments are generally unsecured and uninsured. For cash equivalents and commissions receivable, the Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions and investment sponsors that are expected to be able to fully perform under the terms of the applicable agreement. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States operating in a variety of geographic areas.

(f) Fair Values of Assets and Liabilities

The Company measures its cash equivalents at fair value. The Company considers the carrying values of cash required to be segregated under federal or other regulations, commissions and accounts receivable, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, payable to Parent, net, deferred revenue, and other liabilities and accrued expenses to approximate fair values primarily due to their short-term natures.

In accordance with ASC 820, "Fair Value Measurements and Disclosures," certain of the Company's assets and liabilities are carried at fair value and are valued using inputs that are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs, other than Level 1, or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data and reflect the Company's own assumptions.

The fair value hierarchy of the Company's financial assets and liabilities carried at fair value and measured on a recurring basis was as follows:

	December 31, 2020	Fair value measurements at the reporting date using:		
		Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$2,673,185	$2,673,185	-	-

Cash equivalents are classified within Level 1 of the fair value hierarchy because the Company values them utilizing quoted prices in active markets.

(g) Income Taxes

The Company is included in the consolidated federal income tax return of Blucora. Federal income taxes are generally allocated to the Company as if it had filed a separate return. Blucora also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Payable to Parent, net.

The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and deferred tax liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent the Company believes it is more likely than not a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including expectations of future taxable income, recent cumulative earnings experience by taxing jurisdiction, and other relevant factors. There is a wide range of possible judgments relating to the valuation of the Company's deferred tax assets.

The Company records liabilities to address uncertain tax positions that have been taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on technical merits, will be sustained upon examination. The tax benefit to be recognized in the financial statements from such a position is measured as the largest amount of benefit that has a greater than 50% cumulative likelihood of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

(h) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed two business days).

(i) Financial Professional Forgivable Loans

The Company provides certain financial professionals with loans as part of the Company's recruiting and retention strategy for key revenue producing financial professionals. These loans are generally forgivable over a 5 to 10 year period based upon continued affiliation with the Company. If the financial professional leaves before the term expires, the balance is immediately due and payable. As financial professionals with these loans have generally remained affiliated with the Company and due to the recourse available to the Company should we choose to collect the loan proceeds, the Company has determined that the credit risk for these loans is not material. These loans are included in other assets on the accompanying statement of financial condition.

(j) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(k) Goodwill and Intangible Assets

Goodwill is measured as the excess of consideration transferred over the acquisition date fair value of the assets acquired, including the amount assigned to identifiable intangible assets, and the liabilities assumed.

Identifiable intangible assets with finite lives are amortized over their useful lives in a pattern in which the asset is consumed.

The Company evaluates goodwill and indefinite-lived intangible assets for impairment annually, as of November 30, or more frequently when events or circumstances indicate that impairment may have occurred.

Definite-lived intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The determination of recoverability is based on an estimate of pre-tax undiscounted future cash flows, using the Company's best estimates of future revenues and operating expenses, expected to result from the use and eventual disposition of the asset or group of assets over the remaining economic life of the primary asset in the asset group. The Company measures the amount of the impairment as the excess of the asset's carrying value over its fair value.

Fair value typically is estimated using the present value of future discounted cash flows, an income approach. The significant estimates in the discounted cash flow model include the weighted-average cost of capital and long term rates of revenue growth and/or profitability of our businesses. The weighted-average cost of capital considers the relevant risk associated with business-specific characteristics and the uncertainty related to the ability to achieve the projected cash flows. These estimates and the resulting valuations require significant judgment.

(l) Recently Issued Accounting Standards

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all recent ASUs and ASCs. ASUs and ASCs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company's financial position and results of operations. The Company currently is considering, or has recently adopted, ASUs and ASCs that impact the following areas:

Measurement of Credit Losses. In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which changes how entities account for credit losses of financial assets measured at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost to be presented on the balance sheet at the net amount expected to be collected.

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. ASU 2016-13 replaces the previous "incurred loss" model with a "current expected credit loss" model that requires consideration of a broader range of information to estimate expected credit losses over the lifetime of the financial asset. ASU 2016-13 was effective for fiscal years beginning after December 15, 2019, including the interim periods within those fiscal years. Entities were required to apply ASU 2016-13 using a modified-retrospective approach by recording a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which ASU 2016-13 was effective.

The Company adopted ASU 2016-13 effective January 1, 2020. Financial assets within the scope of ASU 2016-13 primarily consisted of commissions, accounts receivable and forgivable loans. While the Company has implemented the current expected credit loss model and assessed the impact of this new model on in-scope

financial assets, the adoption of ASU 2016-13 did not have a material impact on the Company's financial statements and did not result in a cumulative-effect adjustment to retained earnings as of January 1, 2020.

Goodwill. In January 2017, the FASB issued ASU 2017-04, *Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill* ("ASU 2017-04"), which simplifies the subsequent measurement of goodwill by eliminating the previously applicable step two from the goodwill impairment test. Under the amended guidance of ASU 2017-04, when required to test goodwill for recoverability, an entity will perform its goodwill impairment test by comparing the fair value of the reporting unit to its carrying value and recognizing an impairment charge for the amount by which the carrying value exceeds the fair value of the reporting unit. ASU 2017-04 was effective for fiscal years beginning after December 15, 2019, and entities were required to apply ASU 2017-04 on a prospective basis.

The Company adopted ASU 2017-04 effective January 1, 2020 and applied this new guidance to the annual goodwill impairment test performed as of November 30, 2020. For more information on this impairment test, see "Note 5—Goodwill and Intangible Assets."

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or $6\,^2/_3$% of aggregate indebtedness, whichever is greater. At December 31, 2020, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$ 12,416,440
Required net capital	1,537,824
Excess net capital	$ 10,878,616
Ratio of AI/NC	185.78%

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is a $1,145,026 payable resulting from this fee.

The Parent and Blucora generally pay income taxes on behalf of the Company and, in turn, charge the Company for the payments. For the year, the Company paid taxes to the Parent and Blucora totaling $13,859,814.

Blucora has an Employee Stock Purchase plan and may additionally grant incentive or non-qualified stock options, stock, restricted stock, time-based restricted stock units and performance-based restricted stock units

(collectively "RSUs"), stock appreciation rights and performance shares or performance units to employees, non-employee directors, consultants, and financial professionals. The stock-based compensation is accounted for by Blucora in accordance with ASC 718, Stock Compensation, which requires that compensation related to all share-based awards be recognized in the financial statements. Blucora uses the Black-Scholes-Merton valuation method to estimate stock-based compensation expense. A proportional amount of this expense is allocated to the Company based on a percentage of revenue.

(4) Commitments and Contingencies

The Company's contractual commitments are $1,500,000 per year for the next five years and $4,125,000 thereafter. The Company's purchase commitments consist primarily of commitments to its clearing firm provider.

The Company indemnifies its clearing firm against specified potential losses in connection with providing services to the Company. The Company's maximum potential liability under this arrangement cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under this arrangement is remote. Accordingly, no liability is recorded in the financial statements for this arrangement.

From time to time, the Company is subject to various legal proceedings or claims that arise in the ordinary course of business, including governmental and self-regulatory organization inquiries, investigations and proceedings. The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the Company believes that resolving such claims, individually or in aggregate, will not have a material adverse impact on its financial statements, these matters are subject to inherent uncertainties.

(5) Goodwill and Intangible Assets

As part of the annual goodwill impairment test, the Company compared its estimated fair value to its carrying value. Estimated fair value was determined using an income approach that utilized Level 3 inputs. The income approach estimated fair value by using the present value of future discounted cash flows. Significant estimates used in the discounted cash flow model included forecasted cash flows, long-term rates of growth, and weighted average cost of capital. The weighted average cost of capital factors in the relevant risk associated with business-specific characteristics and the uncertainty related to the ability to achieve projected cash flows.

The carrying value of the Company exceeded its fair value by $45,579,968. Therefore, an impairment of goodwill was recorded for that amount.

The Company is considered to be at risk for a future impairment of its goodwill in the event of a further decline in general economic, market, or business conditions, or any significant unfavorable changes in forecasted revenue, expenses, cash flows, and/or weighted average cost of capital. The Company will continue to monitor for events and circumstances that could negatively impact the key assumptions in determining the fair value of the Company.

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition (Continued)

Year ended December 31, 2020

Intangible assets other than goodwill consisted of the following at December 31, 2020:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Financial professional relationships	20	$131,955,706	45,847,007	$ 86,108,699
Sponsor relationships	18	16,500,000	4,583,333	11,916,667
Proprietary software	6	7,468,155	6,522,327	945,828
Other intangible assets	4	439,304	439,304	0
Trade name	3	878,607	390,492	488,115
Total		$157,241,772	57,782,463	$99,459,309

(6) Income Taxes

The tax effect of temporary differences that gave rise to our deferred tax assets and liabilities were as follows (in thousands):

Deferred tax assets:	
Accrued expenses	$90,477
Deferred revenue	181,677
Other, net	119,459
Total gross deferred tax assets	391,613
Deferred tax liabilities:	
Amortization expense	(24,199,636)
Deferred expenses	(43,117)
Total gross deferred tax assets	(24,242,753)
Net deferred tax assets (liabilities)	$(23,851,140)

Included in Payable to Parent, net is a current tax liability of $3,733,797.

At December 31, 2020, the Company determined that no valuation allowance was necessary for its deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the purchase of the Company in 2015.

Due to the opening balance sheet adjustments relating to the 2019 acquisition and subsequent merger of 1st Global Capital Corp, the Company decreased its uncertain tax positions by $16,335 for the calendar year ending December 31, 2020. The total amount of the deferred tax asset for uncertain tax position at December 31, 2020 is $284,871.

As of December 31, 2020, the Company's U.S. federal tax returns for the years 2017 – 2019 remain open under the normal three-year statute of limitations and are therefore subject to examination.

(7) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date the financial statement was available to be issued, and determined there are no items to be disclosed.